[redacted]

09059307

Securities and Exchange Commission
RECEIVED

MAR 02 2009

Office of Compliance Inspection and Examinations

SECURITI ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Global Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 W Jackson Blvd 4th Fl
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine LeServe — (312) 795-7978
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Christine LeServe , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements pertaining to the firm of Rosenthal Global Securities L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27 day of February 2009

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Nancy J. Simenson
Notary Public

Christine LeServe
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Members of
Rosenthal Global Securities L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Global Securities L.L.C. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Global Securities L.L.C. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Rosenthal Global Securities L.L.C.

Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 42,731,377
Securities purchased under agreements to resell	6,134,049,131
Securities owned ($6,256,869,527 pledged)	7,458,852,385
Receivable from clearing brokers	2,786,094,661
Other assets	1,728,816
Total assets	$ 16,423,456,370
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 6,526,424,689
Securities sold, not yet purchased	6,964,692,933
Payable to clearing brokers	2,815,798,871
Payable to traders	28,489,189
Accounts payable and accrued expenses	7,019,040
Total	16,342,424,722
Members' equity	81,031,648
Total liabilities and members' equity	$ 16,423,456,370

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Rosenthal Global Securities L.L.C. (the Company), a 99.99 percent fully guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the Parent), is a registered government securities broker-dealer and futures commission merchant engaged in the business of buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. The Company also buys and sells corporate equity securities.

The Company clears its U.S. Government securities and derivative transactions through its Parent, a clearing member of the Fixed Income Clearing Corporation and various commodity exchanges. Corporate equity security transactions are cleared through another broker-dealer.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Securities and Derivative Financial Instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and sold, not yet purchased are carried at fair value, in accordance with with Statements of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*, with unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Agreements: The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (or resale agreements) and sales of securities sold under agreements to repurchase (repurchase agreements). Substantially all such transactions are entered into on a matched basis utilizing the same collateral and are accounted for as collateralized financing transactions. These transactions are carried at their contracted resale or repurchase amounts as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivable, and obtains additional collateral where appropriate.

Income Taxes: The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Note 1. Nature of Operations and Significant Accounting Policies, *Continued*

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS No. 161 is effective for the Company in its year ending November 30, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. As the pronouncement is only disclosure related, it will not have an impact on the Company's financial position or results of operations.

Note 2. Fair Value

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The Company's investments are reported at fair value using quoted market prices. Securities listed or quoted on a national securities exchange or market are value at the last reported sales price on the valuation date.

Note 2. Fair Value, *Continued*

The following summarizes the Company's assets measured at fair value at December 31, 2008, using the fair value hierarchy of SFAS No. 157.

	Level 1
Cash equivalents	
Money market funds	$ 20,000,000
Securities owned	
U.S. Government obligations	$ 7,458,840,877
Equity securities	11,508
	$ 7,458,852,385
Receivable from clearing brokers	
Futures contracts	$ (9,208,218)
Options on futures contracts	121,677
	$ (9,086,541)
Securities sold, not yet purchased	
U.S. Government obligations	$ 6,964,692,933

Note 3. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2008 consists of:

	Receivables	Payables
Correspondent accounts	$ 55,159,551	$ -
Net payable to broker-dealers for unsettled securities transactions	-	2,523,350,369
Securities failed-to-deliver/receive	2,730,935,110	292,448,502
Total	$ 2,786,094,661	$ 2,815,798,871

Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 4. Related-Party Transactions

During the year ended December 31, 2008, the Company paid for clearing and access servicesprovided by the Parent. The Company also incurred usage charges paid to the Parent for margin deposited at the Fixed Income Clearing Corporation and certain exchanges.

At December 31, 2008, receivable from clearing brokers includes $52,030,259 due from the Parent.

Certain expenses of the Company, including office space, information technology, communication and administrative services, are paid by the Parent. The Company reimburses the Parent monthly for its share of allocable expenses, and for direct costs incurred. At December 31, 2008, accounts payable and accrued expenses includes $6,624,435 due to the Parent.

Eligible employees of the Company may participate in the 401(k) plan of the Parent.

Note 5. Collateral

Resale and repurchase agreements are carried at contract values that are substantially equal to the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements.

At December 31, 2008, the fair value of collateral obtained under resale agreements was approximately $5,677,852,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $450,739,000). The approximate fair value of assets pledged as collateral under repurchase agreements arose from the following:

Securities owned	$ 6,256,858,000
Securities owned that were sold, not yet settled	466,635,000
	$ 6,723,493,000

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

Credit Risk and Concentration of Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. Repurchase and resale activities are transacted under master repurchase agreements that, in certain circumstances, provide protection in the event of default. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 7. Financial Instruments with Off-Balance Sheet Risk, *Continued*

The Company maintains its cash and money market fund in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirements (Regulation 1.17) and the National Futures Association (Rule 7001). Under the most restrictive of these rules, the Company is required to maintain "net capital" equal to the greater of $500,000, 6-2/3 percent of "aggregate indebtedness," or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirement on all positions, as these terms are defined. Net capital changes from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $51,050,000 and $2,367,000, respectively. The minimum capital requirements may effectively restrict withdrawals by the members.

McGladrey & Pullen

Certified Public Accountants

Rosenthal Global Securities L.L.C.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.